
November 29, 2023

Stephen Cumming
Chief Financial Officer
Edgio, Inc.
11811 North Tatum Blvd., Suite 3031
Phoenix, AZ 85028

      Re: Edgio, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2022
          File No. 001-33508

Dear Stephen Cumming:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Trade & Services